Exhibit 21.1

SUBSIDIARIES LIST

Direct and Indirect Subsidiaries

of Twenty One Capital, Inc.

Name of Subsidiary	Jurisdiction of Incorporation
Twenty One Merger Sub D	Cayman Islands
CEP Sub A, Inc.	Delaware, United States
CEP Sub B, Inc	Delaware, United States
CEP Merger Sub C, Inc.	Delaware, United States